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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65330

8-65530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNAL HILL CAPITAL GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 E. LOMBARD ST., SUITE 1700
(No. and Street)

BALTIMORE	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Andrews (443) 478-2617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

919 E. MAIN ST., SUITE 1800	RICHMOND	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory D. Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIGNAL HILL CAPITAL GROUP LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public Linda Grinwis, Howard County Maryland
My commission expires 08/14/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signal Hill Capital Group LLC

(SEC I.D. NO. 8-65530)

FINANCIAL STATEMENT

December 31, 2015

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC document

SIGNAL HILL CAPITAL GROUP LLC

TABLE OF CONTENTS



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Signal Hill Capital Group LLC
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Signal Hill Capital Group LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Signal Hill Capital Group LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

As discussed in Note B to the financial statements, opening members' equity has been restated to correct an error. Our opinion is not modified with respect to this matter.

RSM US LLP

Richmond, Virginia
February 26, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

SIGNAL HILL CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

$ in thousands

ASSETS

Cash and cash equivalents	$	12,386
Receivables, net		257
Due from related party		3,976
Prepaid expenses and other assets		201
Property and equipment, net		242
Total assets	$	17,062

LIABILITIES AND EQUITY

Liabilities

Accounts payable and accrued expenses	$	566
Due to related party		7,001
Deferred revenue		498
Deferred rent		43
Total liabilities		8,108
Equity		8,954
Total liabilities and equity	$	17,062

See notes to the Statement of Financial Condition.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Signal Hill Capital Group LLC ("SHCG") was organized on May 10, 2002 under the laws of the State of Delaware as a Limited Liability Company. SHCG is an independent advisory boutique serving the M&A advisory and private capital raising needs of growth companies. SHCG's experienced bankers provide deep domain expertise in the Internet and Digital Media, Services and Software sectors. SHCG is headquartered in Baltimore and has offices in several other US cities. SHCG concentrates its efforts exclusively toward the earning of professional fees. SHCG is owned 99.9% by Signal Hill Holdings LLC.

SHCG is a registered broker-dealer under the Securities Act of 1934 and is a member of FINRA. SHCG operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that SHCG carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers.

Method of Accounting

The financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

SHCG considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. SHCG maintains cash in bank deposit accounts, certificate of deposit accounts and other overnight accounts which generally exceed federally insured limits. SHCG has not experienced any losses in such accounts. SHCG's management believes that SHCG is not exposed to any significant credit risk on their balances.

Receivables

Receivables include amounts due arising from SHCG's advisory engagements.

The carrying amount of receivables is reduced by a reserve allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management writes off all accounts upon determination that further collection efforts will be unsuccessful.

At December 31, 2015, 58% of receivables were due from one client.

Depreciation

Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method. The estimated useful lives of the assets are as follows:

Computer and office equipment	3 - 5 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	Life of lease

$ in thousands

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

SHCG is treated as a partnership which is not a taxpaying entity. The income from SHCG will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

SHCG follows the Income Tax Topic of the FASB Accounting Standards Codification. Under this guidance, any additional income tax resulting from disallowance of tax positions taken by SHCG would be imposed on members rather than SHCG. Accordingly, there would be no effect on SHCG financial statements. For the year ended December 31, 2015, management has determined that there are no material uncertain tax positions.

SHCG is not subject to examination by United States federal or state taxing authorities for tax years generally before 2012. SHCG records interest and penalties related to underpayment of income taxes as operating expenses. As of December 31, 2015, SHCG had no accrued interest or penalties.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE B. RESTATEMENT OF PRIOR YEAR

SHCG corrected its revenue recognition policy during 2015 to comply with generally accepted accounting principles in the United States of America. As described in Note A, up front retainer fees received from advisory clients are now deferred over the estimated life of the assignment. Previously, SHCG recognized retainer revenue when invoiced, which is generally near the inception of client assignments. The effect of the error correction is to decrease beginning Equity by $820. As of December 31, 2015, the balance of the deferred revenue liability is $498.

NOTE C. RECEIVABLES, net

At December 31, 2015 receivables consist of the following:

Investment banking fees receivable	$	346
Less: allowance for doubtful accounts		(89)
Receivables, net	$	257

$ in thousands

NOTE D. PREPAID EXPENSES AND OTHER ASSETS

At December 31, 2015 prepaid expenses and other assets consist of the following:

Security deposits	$	103
Prepaid expenses and other assets		98
Prepaid expenses and other assets	$	201

NOTE E. PROPERTY AND EQUIPMENT, net

At December 31, 2015 property and equipment consist of the following:

Computer and office equipment	$	464
Furniture and fixtures		208
Leasehold improvements		215
		887
Less: accumulated depreciation		(645)
Property and equipment, net	$	242

NOTE F. EQUITY

SHCG is authorized to issue 1,000 shares. As of December 31, 2015 all 1,000 shares were issued and outstanding.

The Limited Liability Company (LLC) Agreement, as amended, dated April 1, 2008, sets forth the respective rights and obligations of members of SHCG and provides for terms of its management and conduct of its affairs. SHCG's Operating Committee is responsible for managing the affairs of SHCG.

SHCG is not obligated to make any periodic distributions to members, except for tax distributions. The amount and timing of any distributions are at the discretion of the Board of Directors.

DECEMBER 31, 2015 *$ in thousands*

NOTE G. COMMITMENTS AND CONTINGENCIES

Operating Leases and Subscriptions

SHCG leases its office space under non-cancellable operating lease agreements that expire on various dates through December 2021.

SHCG has also entered into various lease agreements for office equipment and commitments for financial data and other services.

Future minimum rental commitments for the years ending December 31, are as follows:

2016	$	1,526
2017		1,238
2018		463
2019		249
2020		256
Thereafter		263
	$	3,995

Letter of Credit

As of December 31, 2015, SHCG has an outstanding available letter of credit totaling approximately $83.

Litigation

SHCG in the normal course of business is involved from time to time in litigation. As of December 31, 2015, management and legal counsel are not aware of any litigation that could have a materially negative impact on the financial statements.

DECEMBER 31, 2015 *$ in thousands*

NOTE H. RELATED PARTY TRANSACTIONS

During 2015, Signal Hill LLC, a non-broker-dealer entity, became the employer and benefit provider for all SHCG employees. Compensation (including accrued bonuses, equity-based compensation, and 401(k) contributions) and other costs incurred by Signal Hill LLC are apportioned to SHCG under the terms of an expense sharing arrangement. As of December 31, 2015, the balance due to Signal Hill LLC consists primarily of accrued compensation. Signal Hill Holdings LLC is the parent company of SHCG and Signal Hill LLC. SHCG periodically advances excess cash to Signal Hill Holdings LLC for share repurchases and other corporate purposes. During 2015, the balance due from Signal Hill Holdings LLC was reduced by $1,198 via capital distributions. The monies due to and due from related parties are due on demand and do not accrue interest.

NOTE I. REGULATORY REQUIREMENTS

SHCG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $4,278, which was $3,738 in excess of its required net capital of $541, and the Company's net capital percentage was 1.90 to 1.

NOTE J. SUBSEQUENT EVENTS

In preparing these financial statements, management of SHCG has evaluated events and transactions subsequent to December 31, 2015 through February 26, 2016, the date these financial statements were available to be issued. Based on the definitions and requirements of the Subsequent Events Topics of the FASB Accounting Standards Codification, management of SHCG is not aware of any subsequent events that would require recognition or disclosure in the financial statements.